

July 6, 2022

Joseph Lucchese
Chief Financial Officer
Timber Pharmaceuticals, Inc.
110 Allen Road, Suite 401
Basking Ridge, New Jersey 07920

> **Re: Timber Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 1, 2022**
> **File No. 333-265974**

Dear Mr. Lucchese:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tyler Howes at 202-551-3370 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Alan Wovsaniker, Esq.